HYLSAMEX

File No. 82-4252

[redacted]

March 2, 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549 U.S.A.

Subject: Hylsamex S.A. de C.V. – Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934

Dear Sir or Madam:

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Hylsamex S.A. de C.V., a corporation organized under the laws of Mexico ("Hylsamex"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the information identified on the attached Exhibit List.

As provided by Rule 12g3-2(b), the information and documents contained herein and furnished herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Hylsamex is subject to the 1934 Act.

Kindly acknowledge your receipt of this letter and the enclosures furnished herewith by stamping the enclosed copy of this letter and returning the same to us in the enclosed self-addressed envelope.

Yours truly,

HYLSAMEX, S.A. de C.V.

By: [signature]
Ismael De La Garza

Encl.

EXHIBIT LIST

Exhibit No.	Description	Date
1	Filing to Bolsa Mexicana de Valores S.A. de C.V. (Mexican Stock Exchange): Hylsamex informs that high volumes exchanged on March 1, 2004 on its "HylsamxCPO" security are due to normal market movements, and that the company has no relevant events to communicate.	March 1, 2004

Eventos Relevantes de HYLSAMEX, S.A. DE C.V.


Haz click
y
anunciate
aquí...

Fecha de Recepción en BMV: 2004-03-01 18:09:00.0

Prefijo:
EVENTORE

Clave Cotización:
HYLSAMX

Fecha:
1/3/2004

Razón Social:
HYLSAMEX, S.A. DE C.V.

Lugar:
SAN NICOLAS DE LOS GARZA NUEVO LEON

Asunto:
PARA SU PUBLICACION INMEDIATA

Eventos Relevantes:
Marzo 1, 2004.- Hylsamex, S.A. de C.V. informa que las volúmenes de compraventa de su acción "HYLSAMX CPO" que se presentaron el día de hoy se refieren a movimientos naturales del mercado accionario de valores. La empresa no tiene ningun evento relevante que notificar.

Mercado Exterior:

EMISNET

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: EVENTORE.ens

Longitud del sobre: 2622 bytes.

Fecha de recepcion: Mar 1 2004 6:09:07:240PM.

Folio de recepcion: 43492.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
eventore.bmv	1	Eventos Relevantes

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error